WICKERSHAM & MURPHY

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

430 CAMBRIDGE AVENUE, SUITE 100

PALO ALTO, CALIFORNIA 94306

TELEPHONE: (650) 323-6400

A. JOHN MURPHY	FAX: (650) 323-1108	E-Mail Address: jmurphy@wickersham.com

October 24, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shoe Pavilion, Inc.
Form S-3 Registration Statement

Ladies and Gentlemen:

On behalf of our client, Shoe Pavilion, Inc., a Delaware corporation (the “Company”) we file with you herewith pursuant to the Securities Act of 1933, as amended (the “Act”), a registration statement on Form S-3 (the “Registration Statement”), including exhibits, with respect to the offering of an aggregate of 928,570 shares of Common Stock being registered for resale by a single selling stockholder. Pursuant to the rules and regulations of the Securities and Exchange Commission, the Company has deposited by wire transfer at Mellon Bank the sum of $541.00 in payment of the registration fee.

The Staff is requested to address any correspondence, comment or inquiry to the undersigned, or in my absence, Debra Weiner, at the address or telephone number set forth above.

Very truly yours,

/s/ A. John Murphy, Jr.

A. John Murphy, Jr.

cc: Mr. John Hellmann